SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Xencor, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98401F 105

(CUSIP Number)

John S. Stafford III

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

312-244-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons John S. Stafford III (“Stafford”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,017,848 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,017,848 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,017,848

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 12.5% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)         2,000,000 shares are held by Ronin Trading, LLC (“Ronin Trading”), a limited liability company owned and managed by Stafford.  5,017,848 shares are held in a Class C Capital Account of John S. Stafford, III at Ronin Capital, LLC (“Ronin Capital”), a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Capital and Ronin Trading.

(2)         This percentage is calculated based upon the 56,234,332 shares of the Issuer’s Common Stock reported to be outstanding as of October 31, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,017,848 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,017,848 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,017,8480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held in a Class C Capital Account of John S. Stafford, III at Ronin Capital. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Capital.

(2)         This percentage is calculated based upon the 56,234,332 shares of the Issuer’s Common Stock reported to be outstanding as of October 31, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Trading, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,000,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 3.6% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held by Ronin Trading.  Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Trading.

(2)         This percentage is calculated based upon the 56,234,332 shares of the Issuer’s Common Stock reported to be outstanding as of October 31, 2018 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (“Common Stock”) of Xencor, Inc., a Delaware corporation (the “Issuer” or “Xencor”) as filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2014, as amended by Amendment No. 1 filed December 1, 2015, and as amended by Amendment No. 3 filed February 14, 2017.  The principal executive offices of the Issuer are located at 111 West Lemon Avenue, 2nd Floor, Monrovia, CA 91016.  This Amendment No. 4 to Schedule 13D is being filed to report changes in the outstanding ownership of the reporting persons that were material in amount solely as a result of changes in the issued and outstanding shares of the Issuer that occurred in 2018. The Schedule 13D is hereby further amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Schedule 13D is provided as of December 31, 2018:

(a)         The Reporting Persons beneficially own 7,017,848 shares of the Common Stock of the Issuer, or approximately 12.5% of the Issuer’s outstanding Common Stock.

(b)         Ronin Capital has sole power to vote and dispose of the securities of the Issuer held by it.  As owner and manager of Ronin Capital, Mr. Stafford remains the indirect beneficial owner of the securities of the Issuer and has sole voting and dispositive power over these securities.

(c)          The Reporting Persons have not effected any other transactions in the Issuer’s Common Stock within the past sixty days, except as provided herein.

(d)         Not applicable.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda
Title:	Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)